Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2017

Friedberg, Germany, November 9, 2017 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2017.

Highlights - Third Quarter 2017

•	Total revenues for the third quarter increased 50.8% to kEUR 7,387 from kEUR 4,897
•	Gross profit margin improved to 43.5% from 41.1%
•	Systems revenues increased 62.9% to kEUR 4,153 from kEUR 2,549
•	Services revenues increased 37.7% to kEUR 3,234 from kEUR 2,348
•	Reaffirm full year 2017 guidance, except EBITDA, which is expected to be neutral to positive in the second half of the business year 2017, excluding impacts from foreign exchange valuations
•	Successful finalization and move to new buildings in early October 2017 at our headquarter in Friedberg, Germany
•	Signing of loan contract with the European Investment Bank on November 9, 2017

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are successfully driving towards a better and more focused voxeljet group and as well are strongly executing on our strategic goals. I am very pleased with our performance as we saw the second strongest quarter in terms of revenues and, even more important, gross profits at a record level. We are excited to have signed off on a loan of up to 25 million Euros with the European Investment Bank to fuel our ongoing research and development initiatives for the upcoming years and to ignite the next level of accelerated growth.”

Third Quarter 2017 Results

Revenues for the third quarter of 2017 increased by 50.8% to kEUR 7,387 compared to kEUR 4,897 in the third quarter of 2016.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 62.9% to kEUR 4,153 in the third quarter of 2017 from kEUR 2,549 in last year’s third quarter.  This was mainly due to a higher number of printer sales. The Company delivered six printers (three new and three used and refurbished)  in the third quarter of 2017, compared to three new printers delivered in last year’s third quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance, where we recorded a slight decrease compared to the last year’s same period.  Systems revenues represented 56.2% of total revenues in the third quarter of 2017 compared to 52.1% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 37.7%, to kEUR 3,234 in the third quarter of 2017 from kEUR 2,348 in the comparative period of 2016. This was mainly due to higher revenue contribution from our subsidiaries, voxeljet America Inc. (“voxeljet America”) and voxeljet China Co. Ltd (“voxeljet China”), which was established during the second quarter of 2016. The increase in revenue at our American and Chinese service centers resulted from a growing market penetration in the respective sales regions which is accompanied by a bigger customer base as well as a slightly increased contribution from our German service center. This was partially offset by lower contributions from our subsidiary voxeljet UK Ltd. (“voxeljet UK”).

Cost of sales was kEUR 4,170 for the third quarter of 2017 compared to kEUR 2,882 for the third quarter of 2016.

Gross profit and gross profit margin were kEUR 3,217 and 43.5%, respectively, in the third quarter of 2017 compared to kEUR 2,015 and 41.1% in the third quarter of 2016.

Gross profit for our Systems segment increased to kEUR 1,584 in the third quarter of 2017 from kEUR 1,013 in the third quarter of 2016. This was due to the increase in revenues. Gross profit margin for this segment decreased to 38.1% in the third quarter of 2017 compared to 39.7% in the third quarter of 2016.  The decrease mainly resulted from lower gross margin related to consumables, spare parts and maintenance, partially offset by slightly better gross profit margin on printer sales.

Gross profit for our Services segment significantly increased to kEUR 1,633 in the third quarter of 2017 compared to kEUR 1,002 in the third quarter of 2016. This is mainly due to the increase in revenues. The gross profit margin for this segment increased to 50.5% in the third quarter of 2017 from 42.7% in the third quarter of 2016. This was mainly related to stronger gross profit margin contributions from our subsidiary voxeljet America partially offset by weaker gross profit margin from voxeljet UK. The improvement regarding voxeljet America resulted from a higher utilization of this service center. Gross profit margin from the German operation remained almost unchanged.

Selling expenses were kEUR 1,615 for the third quarter of 2017 compared to kEUR 1,206 in the third quarter of 2016.  The increase is mainly due to higher personnel expenses resulting from higher headcount especially at our subsidiary voxeljet China compared to the last year’s third quarter.

Administrative expenses were kEUR 1,354 for the third quarter of 2017 compared to kEUR 1,161 in the third quarter of 2016. This increase is mainly due to higher expenses for the preparation of several financing activities.

Research and development (“R&D”) expenses decreased to kEUR 1,142 in the third quarter of 2017 from kEUR 1,487.  The decrease of kEUR 345 was mainly due to lower expenses related to material and external services for various projects compared to the last year’s same period. Those expenses are usually driven by individual projects and might differ on a quarter to quarter comparison.

Other operating expenses in the third quarter of 2017 were kEUR 414 compared to kEUR 1,899 in the prior year period. This was mainly due to the one-off impact of impairment charges totaling kEUR 1,423 relating to our UK operations in the third quarter of 2016. Foreign currency transaction losses amounting to kEUR 305 for the third quarter of 2017 compared to kEUR 442 in the third quarter of 2016.

Other operating income was kEUR 384 for the third quarter of 2017 compared to kEUR 204 in the third quarter of 2016. The increase was mainly due to higher gains from foreign currency transactions.

The losses and gains from foreign currency transactions was primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact reflects the strengthening of the Euro against the USD in the third quarter of 2017. The intercompany loans granted by the parent company to our Chinese and Indian subsidiaries are denominated in Euro. The decline of the CNY against the Euro in the third quarter of 2017 led to foreign currency losses within the group.

Operating loss was kEUR 924 in the third quarter of 2017, compared to an operating loss of kEUR 3,534 in the comparative period in 2016.  The significant improvement was primarily related to higher gross profit in combination with the one-time impairment charges of kEUR 1,423, recorded in the third quarter of 2016.

Net loss for the third quarter of 2017 was kEUR 960 or EUR 0.26 per share, as compared to net loss of kEUR 3,533, or EUR 0.94 per share, in the third quarter of 2016.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.05 per ADS for the third quarter of 2017,  compared to a net loss of EUR 0.19 for the third quarter of 2016. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Nine Months Ended September 30, 2017 Results

Revenues for the nine months ended September 30, 2017 increased by 6.3% to kEUR 17,070 compared to kEUR 16,063 in the prior year’s period.

Systems revenues were kEUR 8,388 for the first nine months of 2017 compared to kEUR 9,147 in last year’s period. The Company sold eight new and three used and refurbished 3D printers during the first nine months of 2017 compared to nine new and three used and refurbished 3D printers in the prior year’s period. Systems revenues represented 49.1% of total revenue for the nine months ended September 30, 2017 compared to 56.9% for the same period a year ago.

Services revenues were kEUR 8,682 for the nine months ended September 30, 2017 compared to kEUR 6,916 for the same period last year. This increase was mainly due to a higher revenue contribution from the German operation and our subsidiaries voxeljet America and voxeljet China. The pleasant development of revenue at our German service center is due to the robust economy on the European market. The growth in revenue at our American and Chinese service centers resulted from a growing market penetration in the respective sales regions which is accompanied by a bigger customer base. This was partially offset by a lower revenue contribution from voxeljet UK.

Cost of sales for the nine months ended September 30, 2017 was kEUR 10,162, a slight decrease of kEUR 252, or 2%, over cost of sales of kEUR 10,414 for the same period in 2016.

Gross profit and gross profit margin for the nine months ended September 30, 2017 were kEUR 6,908 and 40.5%, respectively, compared to kEUR 5,649 and 35.2% in the prior year period.

Gross profit for our Systems segment remained almost unchanged at kEUR 2,862 for the nine months ended September 30, 2017 compared to kEUR 2,818 in the same period of 2016. The gross profit margin for this segment increased to 34.1% compared to 30.8% for the prior period. The increase mainly resulted from better gross profit margin regarding printer sales due to the product mix. The gross profit margin for revenues from consumables, spare parts and maintenance almost remained on the same level, compared to the nine months ended 2016.

Gross profit for our Services segment increased to kEUR 4,046 for the nine months ended September 30, 2017 from kEUR 2,831 in the same period of 2016.  This was mainly related to the increase in revenues. The gross profit margin for this segment increased to 46.6% from 40.9% mainly due to a better utilization of the service centers regarding our subsidiaries voxeljet America and voxeljet China. As a consequence gross profit margins of voxeljet America as well as voxeljet China improved. The gross profit margin at our German operation remained constant, while the gross profit contribution from voxeljet UK decreased. The weaker gross profit margin from our service center in the UK was mainly due to a lower utilization.

Selling expenses were kEUR 4,400 for the nine months ended September 30, 2017 compared to kEUR 3,674 in the same period in 2016, an increase of kEUR 726, or 19.8%.  This was mainly due to higher personnel expenses.

Administrative expenses increased by kEUR 339 to kEUR 3,702 for the first nine months of 2017 from kEUR 3,363 in the prior year’s period. This increase is mainly due to higher expenses for the preparation of several financing activities.

R&D expenses slightly increased to kEUR 3,954 for the nine months ended September 30, 2017 from kEUR 3,843 in the same period in 2016, an increase of kEUR 111, or 2.9%.  The increase was mainly due to higher personnel expenses and higher expenses for materials related to various projects.

Other operating expenses for the nine months ended September 30, 2017 were kEUR 1,605 compared to kEUR 3,846 in the prior year period. This improvement was mainly due to the one-time impairment charges of kEUR 1,423 recorded in the third quarter of 2016. Losses from foreign currency transactions, mostly related to intercompany loans to our subsidiaries in UK and US, amounted to kEUR 1,383 compared to kEUR 1,672 in the prior year’s period.

The changes in foreign currency losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries as well as to the Chinese subsidiary.

Other operating income was kEUR 766 for the nine months ended September 30, 2017 compared to kEUR 848 in the prior year period. The decrease was mainly due to lower gains from foreign currency transactions amounting to kEUR 78 compared to kEUR 214 in comparative period and lower amortization of deferred income of kEUR 28 compared to kEUR 148  in the comparative period in 2016.

Net loss for the nine months ended September 30, 2017 was kEUR 6,065, or EUR 1.63 per share, as compared to net loss of kEUR 8,352, or EUR 2.24 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first nine months ended September 30, 2017. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged. Net loss was also impacted by our employee stock option plan, which was granted in the second quarter of 2017 with an impact amounting to kEUR 254.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.33 per ADS for the nine months ended September 30, 2017 compared to net loss of EUR 0.45 per ADS in the prior year period. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Business Outlook

Our revenue guidance for the fourth quarter of 2017 is in the range of kEUR 8,000 to kEUR 10,000.

We reaffirm our guidance for the full year ended December 31, 2017, except EBITDA.

-	Full year revenue is expected to be in the range of kEUR 26,000 and kEUR 28,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses in the range of kEUR 9,250 and kEUR 10,250 and R&D expenses to be approximately kEUR 4,750 to kEUR 5,750. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 4,000.

-	EBITDA is expected to be neutral-to-positive in the second half of the business year 2017, excluding impacts from foreign exchange valuations

Our total backlog of 3D printer orders at September 30, 2017 was kEUR 2,215, which represents three 3D printers. This compares to a backlog of kEUR 3,784 representing five 3D printers, at December 31, 2016. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At September 30, 2017, we had cash and cash equivalents of kEUR 2,787 and held kEUR 10,672 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter on Friday, November 10, 2017 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2017 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13672710. The recording will be available for replay through November 17, 2017.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1168358&tp_key=f0f59e10c7 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1831 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2017.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	9/30/2017	12/31/2016
		(€ in thousands)
		unaudited
Current assets		29,840	37,506
Cash and cash equivalents	7	2,787	7,849
Financial assets	7	10,744	12,579
Trade receivables		5,155	4,133
Inventories	4	9,391	11,213
Income tax receivables		3	8
Other assets		1,760	1,724

Non-current assets		28,990	24,633
Financial assets	7	211	211
Intangible assets		1,064	842
Property, plant and equipment	5	27,617	23,521
Investments in joint venture	7	45	--
Other assets		53	59

Total assets		58,830	62,139

	Notes	9/30/2017	12/31/2016

Current liabilities		5,945	5,517
Deferred income		366	332
Trade payables		2,556	1,765
Financial liabilities	7	1,276	1,297
Other liabilities and provisions	6	1,747	2,123

Non-current liabilities		6,763	5,086
Deferred income		45	177
Deferred tax liabilities		1	1
Financial liabilities	7	6,662	4,817
Other liabilities and provisions	6	55	91

Equity		46,122	51,449
Subscribed capital		3,720	3,720
Capital reserves		76,081	75,827
Accumulated deficit		(35,022)	(28,971)
Accumulated other comprehensive income		1,270	873
Equity attributable to the owners of the company		46,049	51,449
Non controlling interest		73	87
Total equity and liabilities		58,830	62,139

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
		(€ in thousands except share and share data)
Revenues	8, 9	7,387	4,897	17,070	16,063
Cost of sales		(4,170)	(2,882)	(10,162)	(10,414)
Gross profit	8	3,217	2,015	6,908	5,649
Selling expenses		(1,615)	(1,206)	(4,400)	(3,674)
Administrative expenses		(1,354)	(1,161)	(3,702)	(3,363)
Research and development expenses		(1,142)	(1,487)	(3,954)	(3,843)
Other operating expenses		(414)	(1,899)	(1,605)	(3,846)
Other operating income		384	204	766	848
Operating loss		(924)	(3,534)	(5,987)	(8,229)
Finance expense		(41)	(8)	(90)	(135)
Finance income		5	9	12	14
Financial result		(36)	1	(78)	(121)
Loss before income taxes		(960)	(3,533)	(6,065)	(8,350)
Income taxes		—	—	—	(2)
Net loss		(960)	(3,533)	(6,065)	(8,352)

Other comprehensive income		67	275	397	1,210
Total comprehensive loss		(893)	(3,258)	(5,668)	(7,142)

Loss attributable to:
Owners of the Company		(955)	(3,513)	(6,051)	(8,332)
Non-controlling interests		(5)	(20)	(14)	(20)
		(960)	(3,533)	(6,065)	(8,352)

Total comprehensive loss attributable to:
Owners of the Company		(888)	(3,238)	(5,654)	(7,122)
Non-controlling interests		(5)	(20)	(14)	(20)
		(893)	(3,258)	(5,668)	(7,142)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.26)	(0.94)	(1.63)	(2.24)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulate	comprehensive		Non controlling
(€ in thousands)	capital	reserves	deficit	income (loss)	Total	interest	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	—	61,469
Establishment of subsidiary with non controlling interest	—	—	—	—	—	113	113
Loss for the period	—	—	(8,332)	—	(8,332)	(20)	(8,352)
Net changes in fair value of available for sale financial assets	—	—	—	21	21	—	21
Foreign currency translations	—	—	—	1,189	1,189	—	1,189
Equity-settled share-based payment transaction	—	156	—	—	156	—	156
Balance at September 30, 2016	3,720	75,827	(26,016)	972	54,503	93	54,596

	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain	Total	Non-controlling interests	Total equity
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(6,051)	--	(6,051)	(14)	(6,065)
Net changes in fair value of available for sale financial assets	--	--	--	1	1	--	1
Foreign currency translations	--	--	--	396	396	--	396
Equity-settled share-based payment	--	254	--	--	254	--	254
Balance at September 30, 2017	3,720	76,081	(35,022)	1,270	46,049	73	46,122

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2017	2016
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(6,065)	(8,352)

Depreciation and amortization	2,272	1,878
Foreign currency exchange differences on loans to subsidiaries	213	1,158
Equity-settled share-based payment transaction	254	256
Impairment losses on trade receivables	214	293
Impairment of goodwill	--	1,130

Change in working capital	(3,460)	(7,840)
Trade receivables, inventories and other assets	(3,415)	(5,996)
Trade payables	455	329
Other liabilities and provisions and deferred income	(505)	(2,219)
Income tax receivable/ payable	5	46
Total	(6,572)	(11,477)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(2,118)	(2,172)
Net proceeds from disposal of financial assets	1,835	17,218
Investment in Joint Venture	(50)	--
Total	(333)	15,046

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(94)	(165)
Repayment of sale and leaseback obligation	(292)	(373)
Repayment of finance lease obligation	(33)	(28)
Repayment of long-term debt	(533)	(235)
Proceeds of long-term debt	2,611	2,335
Total	1,659	1,534

Net increase (decrease) in cash and cash equivalents	(5,246)	5,103

Cash and cash equivalents at beginning of period	7,849	2,086
Changes to cash and equivalents due to foreign exchanges rates	184	(4)
Cash and cash equivalents at end of period	2,787	7,185

Supplemental Cash Flow Information
Interest paid	159	128
Interest received	14	37

PPE added under finance lease	123	54

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc, voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2017.

Standard	Effective date	Descriptions
IFRS 9	01/2018	Financial Instruments
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 2	01/2018	Amendments Classifications and Measurement of Share-based Payments Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IAS 40	01/2018	Amendment of Transfers of Investment Property
IFRIC 22	01/2018	Foreign Currency Transactions and Advance Considerations
IFRS 16	01/2019	Leases
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has developed a project plan to analyze the potential impact IFRS 15 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and the method of adoption. We only expect an impact related to the revenue recognition regarding the revenue streams from maintenance contracts. The adoption of IFRS 15 will lead to minor timing differences for revenue recognition related to those kind of contracts with customers.

IFRS 9 Financial Instruments is the IASB’s replacement of IAS 39 Financial Instruments. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The Company has developed a project plan to analyze the potential impact IFRS 9 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes the assessment of credit risk related to financial assets as well as the reconsideration of classification of financial instruments.

The interim financial statements as of and for the nine months ended September 30, 2017 and 2016 were authorized for issue by the Management Board on November 9, 2017.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2016, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3.	Share based payment arrangements

On April 7, 2017 voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000 of which 279,000 (75%) were granted on April 7, 2017. The vesting conditions include a service condition (the options vest after a period of four years) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the issue date and the respective exercise time frame) which both must be met.

The fair value of the employee share purchase plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

•	share price at grant date: USD 13.80
•	exercise price: USD 13.90
•	expected volatility: 55%
•	expected dividends: --
•	risk-free interest rate: 2.49%
•	fair value at grant date: USD 8.00

The expected volatility has been based on an evaluation of the historical volatility of the company’s share price. As at September 30, 2017 no options are exercisable and 279,000 options are outstanding.

The expenses recognized in the profit and loss statement amount to kEUR 132 in the three months and kEUR 254 in the nine months ended September 30, 2017, respectively. (2016: kEUR 0 and KEUR -478, respectively, in relation to the release of certain accruals on long-term cash incentive plan).

4.	Inventories

	9/30/2017	12/31/2016
	(€ in thousands)
Raw materials and merchandise	3,274	1,850
Work in progress	6,117	9,363
Total	9,391	11,213

5.	Property, plant and equipment, net

	9/30/2017	12/31/2016
	(€ in thousands)
Land, buildings and leasehold improvements	11,944	12,020
Plant and machinery (includes assets under finance lease)	8,992	6,730
Other facilities, factory and office equipment	1,527	1,522
Assets under construction	5,154	3,249
Total	27,617	23,521

Leased assets included in Property, Plant and Equipment:	880	1,067
Printers	680	964
Other factory equipment	200	103

Printers leased to customers under operating lease	108	141

Assets under construction mainly relate to a new production building as well as a new office building at voxeljet’s headquarter in Friedberg, Germany.

6.	Other liabilities and provisions

	9/30/2017	12/31/2016
	(€ in thousands)
Customer deposits	191	183
Liabilities from VAT	9	174
Employee bonus	48	143
Accruals for vacation and overtime	251	170
Accruals for licenses	163	258
Liabilities from payroll	192	211
Accruals for commissions	73	190
Accruals for compensation of supervisory board	135	180
Accrual for warranty	406	400
Others	334	305
Total	1,802	2,214

7.	Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy defines the following levels:

•                  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•                  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•                  Level 3: Input parameters not based on observable market data

Under IAS 39 there are the following categories:

(I) A financial asset or financial liability at fair value through profit or loss

(II) Held-to-maturity investments

(III) Available-for-sale financial assets

(IV) Loans and receivables

(V) Financial liabilities measured at amortized cost

9/30/2017	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Investments in joint venture	--	45	--	--	--	45	Level 3
Current assets
Bond funds	--	--	10,744	--	--	10,744	Level 1
Cash and cash equivalents	--	--	--	2,787	--	2,787	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	6,428	5,264	Level 2
Finance lease obligation	--	--	--	--	234	199	Level 2
Current liabilities
Bank overdraft	--	--	--	--	131	131
Long-term debt	--	--	--	--	791	785	Level 2
Finance lease obligation	--	--	--	--	354	379	Level 2

12/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets
Bond funds	--	--	11,657	--	--	11,657	Level 1
Note receivable	--	--	922	--	--	922	Level 1
Cash and cash equivalents	--	--	--	7,849	--	7,849	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	4,448	3,770	Level 2
Finance lease obligation	--	--	--	--	369	354	Level 2
Current liabilities
Bank overdraft	--	--	--	--	224	224
Long-term debt	--	--	--	--	651	644	Level 2
Finance lease obligation	--	--	--	--	422	416	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8.	Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2017		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,153	3,234	2,549	2,348

Gross profit	1,584	1,633	1,013	1,002
Gross profit in %	38.1%	50.5%	39.7%	42.7%

	Nine months ended September 30,
	2017		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	8,388	8,682	9,147	6,916

Gross profit	2,862	4,046	2,818	2,831
Gross profit in %	34.1%	46.6%	30.8%	40.9%

9.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(€ in thousands)		(€ in thousands)
EMEA	5,660	3,093	12,053	10,800
Germany	1,202	1,303	4,656	4,541
France	1,077	299	2,105	2,383
Great Britain	942	354	1,201	966
Netherlands	50	605	151	654
Sweden	1,167	45	1,367	132
Others	1,222	487	2,573	2,124
Asia Pacific	653	581	1,933	3,087
Americas	1,074	1,223	3,084	2,176
United States	911	1,204	2,742	2,157
Others	163	19	342	19
Total	7,387	4,897	17,070	16,063

Ghasd

10.	Subsequent events

Finance Contract

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of EUR 25,000,000 in up to three tranches at the amounts of EUR 10,000,000, EUR 8,000,000, and EUR 7,000,000, respectively.

Under the Contract, the Company may borrow under the credit up to EUR 25,000,000, subject to a limit of 50% of the total research and development expenditures and manufacturing capital expenditures from 2017 to 2020. The interest rates for the three tranches are 0%, 7% and 3%, respectively. The Company may borrow the second and third tranche only if certain revenue and EBITDA levels are met. The Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary.

In connection with the disbursement of the first Tranche, the EIB under the Synthetic Warrant Agreement is entitled to receive as consideration in cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down) or when a trigger event occurs.